Exhibit 99.2

(Formerly 1397468 B.C. Ltd.)

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2024

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

		March 31,	December 31,
	Note	2024	2023
		$	$
CURRENT ASSETS
Cash and cash equivalents	4	147,242	195,516
Receivables, prepaids and deposits	5	6,088	10,367
		153,330	205,883
NON-CURRENT ASSETS
Investment in Green Technology Metals	6	1,256	2,580
Investment in Ascend Elements	7	8,582	8,582
Restricted cash		288	288
Property, plant and equipment	8	268,265	206,082
Other assets	8	4,033	15,315
Exploration and evaluation assets	9	770	770
		283,194	233,617
TOTAL ASSETS		436,524	439,500
CURRENT LIABILITIES
Accounts payable and accrued liabilities		20,793	23,361
Current portion of leases	11	766	854
GM transaction derivative liability	10	528	348
		22,087	24,563
LONG-TERM LIABILITIES
Leases and other liabilities	11	6,476	6,613
Decommissioning provision		1,469	862
		7,945	7,475
TOTAL LIABILITIES		30,032	32,038

SHAREHOLDERS’ EQUITY
Share capital	1	659,677	656,802
Contributed surplus and net former parent investment		17,183	15,020
Deficit		(270,368)	(264,360)
TOTAL SHAREHOLDERS’ EQUITY		406,492	(407,462)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		436,524	439,500

Subsequent event (Note 22)

Approved for issuance on May 10, 2024

On behalf of the Board of Directors:

“Fabiana Chubbs”	“Kelvin Dushnisky”
Director	Director

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

		Three Months Ended March 31,
	Note	2024 $	2023 $

Exploration and evaluation expenditures	16	-	(3,764)
General and administrative expenses	15	(4,314)	(1,615)
Equity compensation	12	(1,234)	(195)
		(5,548)	(5,574)
OTHER ITEMS
Transaction costs	17	(865)	(4,028)
Gain (loss) on financial instruments measured at fair value	6,7,10	(1,504)	8,246
Finance costs		-	(370)
Finance and other income	18	1,909	9
		(460)	3,857
NET LOSS		(6,008)	(1,717)

TOTAL COMPREHENSIVE LOSS		(6,008)	(1,717)

BASIC AND DILUTED LOSS PER SHARE	13	$(0.04)	$(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED		162,042	160,048

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EQUITY

	Share capital		Contributed surplus and net former parent investment	Deficit	Total Shareholders' equity
	# of shares	Amount
		$	$	$	$
Balance, December 31, 2022	-	-	226,009	(260,426)	(34,417)
Net former parent investment	-	-	288,222	-	288,222
Net loss	-	-	-	(1,717)	(1,717)
Balance, March 31, 2023	-	-	514,231	(262,143)	252,088

Balance, December 31, 2023	161,778	656,802	15,020	(264,360)	407,462
Shares issued on conversion of share-based awards (Note 12)	373	2,875	(2,875)	-	-
Equity compensation amortization	-	-	5,038	-	5,038
Net loss	-	-	-	(6,008)	(6,008)
Balance, March 31, 2024	162,151	659,677	17,183	(270,368)	406,492

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

		Three Months Ended March 31,
	Note	2024 $	2023 $
OPERATING ACTIVITIES
Net loss		(6,008)	(1,717)

Items not affecting cash and other items:
Equity compensation	12	1,234	97
Depreciation		8	196
Loss/(gain) on financial instruments measured at fair value	6,7,10	1,504	(8,246)

Changes in working capital items:
Increase/(decrease) in receivables, prepaids and deposits		3,866	(85)
Decrease in accounts payable, accrued liabilities and other liabilities		(2,140)	(8,658)
Net cash used in operating activities		(1,536)	(18,413)
INVESTING ACTIVITIES
Additions to property, plant and equipment		(46,513)	(9,870)
Net cash used in investing activities		(46,513)	(9,870)
FINANCING ACTIVITIES
Net former parent investment - capital contributions		-	16,388
Gross proceeds from GM transaction	10	-	320,148
Payment of expenses related to the GM transaction		-	(173)
Lease payments		(225)	(179)
Net cash (used in)/provided by financing activities		(225)	336,184

CHANGE IN CASH AND CASH EQUIVALENTS		(48,274)	307,901

CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		195,516	636
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		147,242	308,537

Supplemental cash flow information (Note 20)

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.
BACKGROUND AND NATURE OF OPERATIONS

1397468 B.C. Ltd. was incorporated under the Business Corporations Act (British Columbia) on January 23, 2023 for the sole purpose of acquiring ownership of the North American business assets and investments of an entity then named Lithium Americas Corp. (“Old LAC”) and, which is now named Lithium Americas (Argentina) Corp (“Lithium Argentina”), pursuant to a separation transaction (the “Separation”) as described in Note 2. The assets, liabilities and activities of Old LAC's North American business prior to the Separation are referred to as LAC North America. Upon consummation of the Separation on October 3, 2023, 1397468 B.C. Ltd. was re-named Lithium Americas Corp. (“New LAC” or the “Company”) and its common shares were listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “LAC.”

The Separation was completed pursuant to a statutory plan of arrangement (the "Arrangement"). Under the terms of the Arrangement, Old LAC contributed to New LAC the assets of LAC North America, including Thacker Pass, investments in shares of certain companies, its receivable of $43.6 million plus accrued interest to October 3, 2023 and cash of $275.5 million (which included the remaining unspent proceeds of the Tranche 1 Investment and $75 million to establish sufficient working capital). Each shareholder of Old LAC was granted one common share in Lithium Argentina and one common share of New LAC in exchange for each Old LAC share, resulting in two independent publicly traded companies. The Separation was pro rata to the shareholders of Old LAC, so that the holders maintained the same proportionate interest in Old LAC (and, upon the Separation, Lithium Argentina) and New LAC both immediately before and after the Separation.

As the Separation was completed before the closing of the Tranche 2 Investment, the Tranche 2 agreement between GM and Old LAC was terminated on October 3, 2023 and replaced by a corresponding subscription agreement between GM and New LAC (the "Tranche 2 Investment Agreement") (see Note 10) such that the proceeds will be received by the Company.

As part of the Separation, an investors rights agreement and an agreement to supply GM with lithium carbonate production from Thacker Pass (the "Offtake Agreement") were assigned by Old LAC to the Company.

These condensed consolidated interim financial statements present the financial position, results of operations, changes in shareholders' equity and cash flows of the Company as if it had operated on a stand- alone basis. Namely, the comparative results of LAC North America as at and for the period ended March 31, 2023, were prepared on a carve-out basis. The operating results for the current period ended March 31, 2024 represent actual financial results for the period. The financial position of the Company as at December 31, 2023 was derived from the assets and liabilities assumed as part of the Separation on a continuity of interests basis and reflects the actual activities of the Company from October 3, 2023 to December 31, 2023.

The Company is focused on advancing the Thacker Pass project ("Thacker Pass"), a sedimentary-based lithium project located in the McDermitt Caldera in Humboldt County in north-western Nevada, USA. Thacker Pass is 100%-owned by Lithium Nevada Corp., which is wholly owned by 1339840 B.C. Ltd., a wholly-owned subsidiary of the Company. The head office and principal address of the Company is Suite 400, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.
BACKGROUND AND NATURE OF OPERATIONS (continued)

On January 30, 2023, LAC North America entered into a purchase agreement with General Motors Holdings LLC (“GM”) pursuant to which GM agreed to make a $650 million investment (the “Transaction”), the proceeds of which are to be used for the construction and development of Thacker Pass. The Transaction is comprised of two tranches, with the $320.1 million first tranche investment (the “Tranche 1 Investment”) and a second tranche investment of up to $329.9 million (the “Tranche 2 Investment”). The Tranche 1 Investment was completed on February 16, 2023 resulting in GM owning 15,002 common shares of Old LAC which became an equivalent number of shares of the Company post - Separation.

On March 12, 2024, the Company received a conditional commitment (“Conditional Commitment”) from the U.S. Department of Energy (“DOE”) for a $2.26 billion loan under the Advanced Technology Vehicles Manufacturing (“ATVM”) Loan Program (the “DOE Loan”), for financing the construction of the processing facilities at Thacker Pass. While this Conditional Commitment represents a significant milestone and demonstrates the DOE’s intent to finance Thacker Pass, certain technical, legal and financial conditions, including negotiation of definitive financing documents, must be satisfied before funding of the DOE Loan. There can be no assurances as to the terms and conditions of the definitive financing documents or whether the financing will be finalized.

To date, the Company has not generated significant revenues from operations and has relied on equity financing to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and the investment in Thacker Pass are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete development, and to attain future profitable operations.

2.
BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements of the Company ("Interim Financials”) have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standards ("IAS”) 34, Interim Financial Reporting. The Interim Financials should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2023 (the “2023 Annual Financials”), which have been prepared in accordance with IFRS.

Prior to October 3, 2023, LAC North America did not operate as a separate legal entity. The assets, liabilities, results of operations and cash flows prior to October 3, 2023 were those specifically identifiable to LAC North America including assets, liabilities and expenses relating to Thacker Pass, specified investments, transactions and balances arising from the GM investment, as well as an allocation of certain costs relating to the management of those relevant assets, liabilities and results of operations. Such costs have been allocated from the shared corporate expenses of Old LAC based on the estimated level of involvement of Old LAC management and employees with LAC North America.

During the comparative period ended March 31, 2023, Old LAC costs were allocated to LAC North America for corporate administrative expenses and employment costs of Old LAC employees primarily relating to Old LAC employees who provided services including accounting and finance, legal, information technology, human resources, marketing, investor relations, contract support, treasury, administrative and other corporate head office services.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

2.
BASIS OF PREPARATION AND PRESENTATION (continued)

The expenses and cost allocations have been determined on a basis considered by Old LAC to be a reasonable reflection of the utilization of services provided to or the benefit received by LAC North America during the comparative period ended March 31, 2023 presented relative to the total costs incurred by Old LAC.

The Interim Financials are expressed in US dollars ("USD"), the Company’s presentation currency. The accounting policies are the same as those applied in the Company’s 2023 Annual Financials.

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

Principles of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its corporate group of companies, consisting of (i) wholly-owned US subsidiaries Lithium Nevada and KV Project LLC; and (ii) Canadian wholly-owned subsidiary 1339480 B.C. Ltd. All intercompany transactions and balances have been eliminated.

Estimation Uncertainty and Significant Accounting Policy Judgments

The preparation of these Interim Financials in conformity with IFRS applicable to the preparation of interim financial statements requires management to make assumptions, estimates, and judgments that affect the amounts reported in these interim financial statements and accompanying notes. The Company bases its estimates on historical experience and various assumptions that are believed to be reasonable at the time the estimate was made. Accordingly, actual results may differ from amounts estimated in these condensed consolidated interim financial statements and such differences could be material.

Significant judgements made by management in applying the Company’s accounting policies and key resources of estimation uncertainty were substantially the same as those applied in the 2023 Annual Financials of the Company.

New IFRS Pronouncements

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non- current Liabilities with Covenants.

These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments do not impact the Interim Financials.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
CASH AND CASH EQUIVALENTS

	March 31, 2024	December 31, 2023
	$	$
Cash	10,943	12,050
Cash equivalents	136,299	183,466
	147,242	195,516

As at March 31, 2024, $1.4 million of cash and cash equivalents were held in Canadian dollars (December 31, 2023 – $8.5 million), and $145.8 million in US dollars (December 31, 2023 – $187.0 million). Cash equivalents include investments in guaranteed investment certificates (“GICs”) with a Canadian Schedule I chartered bank that mature within three months of the date of acquisition and earn interest between 5.0%-5.5% per annum and investments in US treasury bills, short-term savings and deposit accounts with a Canadian Schedule I chartered bank.

5.
PREPAIDS, DEPOSITS AND RECEIVABLES

	March 31, 2024	December 31, 2023
	$	$
Prepaids and deposits	5,060	5,872
Receivables	330	2,922
Interest receivable	698	1,573
	6,088	10,367

6.
INVESTMENT IN GREEN TECHNOLOGY METALS

On April 28, 2022, LAC North America entered into an agreement to acquire shares of Green Technology Metals Limited (ASX: GT1) (“GT1”), a North American focused lithium exploration and development public company with hard rock spodumene assets in north-western Ontario, Canada, in a private placement for total consideration of $10,000.

As at March 31, 2024, the Company holds 13,301 common shares, representing approximately 4% of the issued and outstanding shares of GT1 with a fair value of $1,256 (December 31, 2023 - $2,580) determined based on the market price of GT1 shares as of such date. A loss on change in fair value of GT1 shares of $1,324 during the three month period ending March 31, 2024 (2023 - $814) was recognized in the Condensed Consolidated Interim Statements of Comprehensive Loss for the three months ended March 31, 2024.

The Company’s investment in GT1 is classified as a Level 1 financial instrument (Note 21).

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.
INVESTMENT IN ASCEND ELEMENTS

On July 18, 2022, LAC North America made a $5,000 investment in Ascend Elements, Inc. (“Ascend Elements”), a private US based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares.

As at March 31, 2024, the Company holds 806 series C-1 preferred shares of Ascend Elements with an estimated fair value of $8,582 (December 31, 2023 - $8,582). As Ascend Elements is a private company, there is no observable market data to use, so the Company’s assessment was determined based on a review of Ascend Elements’ business developments, financings and trends in the share prices of other companies in the same industry sector.

The Company’s investment in Ascend Elements is classified as a Level 3 financial instrument (Note 21).

8.
PROPERTY, PLANT AND EQUIPMENT

	Thacker Pass[1]	Equipment and machinery	Right of Use assets	Other	Total
	$	$	$	$	$
Cost
As at December 31, 2022	-	2,740	3,378	701	6,819
Transfers from E&E (Note 9)	9,091	-	-	-	9,091
Additions	193,728	210	549	134	194,621
Disposals	-	-	(275)	(90)	(365)
As at December 31, 2023	202,819	2,950	3,652	745	210,166
Additions	62,546	22	-	-	62,568
As at March 31, 2024	265,365	2,972	3,652	745	272,734

	Thacker Pass[1]	Equipment and machinery	Right of Use assets	Other	Total
	$	$	$	$	$
Accumulated depreciation
As at December 31, 2022	-	1,644	1,024	215	2,883
Depreciation for the year	-	587	807	85	1,479
Disposals	-	-	(188)	(90)	(278)
As at December 31, 2023	-	2,231	1,643	210	4,084
Depreciation for the period	-	150	219	16	385
As at March 31, 2024	-	2,381	1,862	226	4,469

	Thacker Pass[1]	Equipment and machinery	Right of Use assets	Other	Total
	$	$	$	$	$
Net book value
As at December 31, 2023	202,819	719	2,009	535	206,082
As at March 31, 2024	265,365	591	1,790	519	268,265

1.
The “Thacker Pass” category also includes right of use assets with a cost of $1,848 as at March 31, 2024.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.
PROPERTY, PLANT AND EQUIPMENT (continued)

The Company has certain commitments for royalty and other payments to be made on Thacker Pass as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from Thacker Pass.

•
20% royalty on revenue solely in respect of uranium;
•
8% gross revenue royalty on all claims up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. The Company has the option at any time to reduce the royalty to 1.75% upon payment of $22,000.

Prepayments of $4,033 at March 31, 2024 related to the installation of housing units for construction employees, as well as the non-current portion of project insurance for Thacker Pass, are included in Other assets.

9.
EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets relating to Thacker Pass and other projects were as follows:

Total
$
Exploration and evaluation assets, as at December 31, 2022	9,514
Additions	347
Transfers to PP&E (Note 8)	(9,091)
Exploration and evaluation assets, as at December 31, 2023	770
Exploration and evaluation assets, as at March 31, 2024	770

Upon commencement of development of Thacker Pass on February 1, 2023, the capitalized costs of Thacker Pass were transferred from exploration and evaluation assets to property, plant and equipment and Old LAC commenced capitalizing development costs.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, the Company completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

10.
AGREEMENTS WITH GENERAL MOTORS

On January 30, 2023, LAC North America entered into an agreement with GM, pursuant to which GM agreed to make a $650,000 equity investment in two tranches. The proceeds from the Transaction are to be used for the construction and development of Thacker Pass. On February 16, 2023, the Tranche 1 Investment of $320,148 closed, resulting in GM’s purchase of 15,002 common shares of Old LAC which became an equivalent number of shares of the Company post-Separation. In connection with the Tranche 1 Investment, the Company and GM also entered into (a) a warrant certificate and a subscription agreement (the “GM Tranche 2 Agreements”), each in relation to a second tranche investment of up to $329,852; (b) the Offtake Agreement and (c) an investor rights agreement.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.
AGREEMENTS WITH GENERAL MOTORS (continued)

GM Tranche 2 Agreements

Pursuant to the GM Tranche 2 Agreements, as the Separation was completed before the closing of the Tranche 2 Investment by GM, the GM Tranche 2 Agreements with Old LAC were made ineffective in consideration for the purchase of two common shares of Old LAC and, a new subscription agreement was executed by New LAC and GM. The terms of the New LAC subscription agreement substantially mirrors the subscription agreement previously executed by Old LAC, subject to the shares and price being adjusted by the New LAC relative value ratio, such that GM’s second tranche investment of up to $329,852 will be made in New LAC.

Pursuant the Tranche 2 Investment agreement which expires in August 2024, GM may purchase common shares of New LAC subject to the satisfaction of certain conditions precedent, including the condition that the Company secures sufficient funding to complete the development of Phase 1 for Thacker Pass (the “Funding Condition"). The subscription agreement calls for an aggregate purchase price of up to $329,852, with the number of shares to be determined using a price equal to the lower of (a) the 5-day volume weighted average share price (which is determined as of the date the notice that the certain conditions have been met) and (b) $17.36 per share.

The GM Tranche 2 Agreements are treated as a derivative because the GM Tranche 2 Agreements may result in the issuance of a variable number of shares for the fixed subscription price. The derivative was initially measured at fair value and subsequently carried at fair value through profit and loss.

The Company recorded the GM Tranche 2 Agreements derivative on January 30, 2023, at an initial fair value of $33,194 and the net proceeds of Tranche 1 investment were recorded in Net former parent investment. Financial advisory fees of approximately $16,803 and other transaction costs of $173 were paid in connection with the closing of the first tranche. The $1,760 portion of the transaction costs related to the GM Tranche 2 Agreements derivative were expensed. Transactions costs of $15,217 attributable to the GM Tranche 1 proceeds were recorded in the Net former parent investment. Financial advisory fees of approximately $6,600 will become payable upon completion of the closing of the second tranche of GM’s investment.

Changes in the value of the GM Tranche 2 Agreements are summarized below:

$
GM derivative liability
On initial recognition as at January 30, 2023	(33,194)
Gain on change in fair value	32,846
As at December 31, 2023	(348)
Loss on change in fair value	(180)
As at March 31, 2024	(528)

The fair value of the derivative as of January 30, 2023 was determined using Monte Carlo simulation with the following Old LAC’s inputs: volatility of 58.34%, share price of $21.99, a risk-free rate of 4.77%, and an expected dividend of 0%. The fair value of the derivative as of December 31, 2023 was estimated with the following inputs: volatility of 71.26%, share price of $6.40, a risk-free rate of 5.54%, and an expected dividend of 0%. The fair value of the derivative as of March 31, 2024 was estimated with the following inputs: volatility of 79.09%, share price of $6.72, a risk-free rate of 5.57%, and an expected dividend of 0%. A loss on change in the fair value of the derivative for the period from December 31, 2023 to March 31, 2024, of $180 (2023 gain of $9,060) was recognized in the Condensed Consolidated Interim Statement of Comprehensive Loss for the three months ended March 31, 2024.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.
AGREEMENTS WITH GENERAL MOTORS (continued)

Valuation of the derivative is sensitive to changes in the Company's share price and the assumed volatility of common shares. The change in fair value of the GM derivative liability for the three months ended March 31, 2024 and year ended December 31, 2023 were driven by underlying valuation assumptions. A reduction/increase of the Company's share price by 10% at March 31, 2024 would result in a corresponding reduction/increase of the derivative value by 33% and 52% respectively.

Offtake Agreement

As part of the Arrangement, the Offtake Agreement was assigned to New LAC.

Pursuant to the Offtake Agreement, GM may purchase up to 100% of Thacker Pass Phase 1 production at a price based on prevailing market rates. The term of the arrangement for Phase 1 production is ten years, subject to a five-year extension at GM’s option and other limited extensions. The Company has also granted GM a right of first offer on Thacker Pass Phase 2 production. The volume available under the Offtake Agreement is subject to the receipt of the Tranche 2 Investment and may be reduced proportionately in certain circumstances if GM’s remaining investment is less than $329,852.

11.
LEASES AND OTHER LIABILITIES

Leases

	March 31, 2024	December 31, 2023
	$	$

Current portion of leases	766	854

Long term portion of leases
Office leases	1,070	1,199
Cars and equipment leases	58	69
Land lease	1,848	1,845
	2,976	3,113
Other liabilities
Mining contractor liability	3,500	3,500
	6,476	6,613

Leases for office space, cars and equipment have terms ranging from 2 to 5 years. The land lease for land near the city of Winnemucca has a term of 40 years from signing in November 2023.

Other liabilities

During Q2 2019, LAC North America entered into a mining design, consulting and mining operations agreement with a mining contractor for Thacker Pass which included a financing component. In accordance with the agreement, LAC North America received $3,500 from the mining contractor in seven consecutive equal quarterly installments, with $1,500 received in 2019 and $2,000 received in 2020. These amounts are included in the mining contractor liability balance.

The Company will pay a success fee to the mining contractor of $4,675 upon achieving certain commercial mining milestones or repay the $3,500 advance without interest if such commercial mining milestones are not met.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.
SHARE CAPITAL AND EQUITY COMPENSATION

Share Capital

Authorized and Issued

The Company's authorized share capital is comprised of an unlimited number of common shares without par value.

At March 31, 2024, 162,151 (December 31, 2023 – 161,778) common shares were issued and outstanding.

Equity Incentive Plan

In connection with the completion of the Separation, the Company adopted an equity incentive plan (the “Equity Incentive Plan”). The Equity Incentive Plan provides for the grant to eligible directors and employees of incentive stock options exercisable to purchase common shares, Company RSUs that convert automatically into common shares and Company PSUs that are subject to performance conditions and/or multipliers and designated as such in accordance with the Equity Incentive Plan that are settled for common shares. The Equity Incentive Plan also provides for the grant to eligible directors of Company DSUs which the directors are entitled to redeem for common shares following retirement or termination from the Board. The Company RSUs may vest immediately or one-third per year on each of the grant anniversary dates over a period of up to three years and Company PSUs generally vest after three years.

In connection with the Arrangement, holders of all awarded DSUs, RSUs and PSUs of Old LAC previously held (collectively, the "Old LAC Units") received, in lieu of such outstanding Old LAC Units, equivalent incentive securities of the Company and of Lithium Argentina. On October 3, 2023, the Company had 160,048 common shares issued and outstanding, and 225 DSUs, 2,171 RSUs and 1,037 PSUs were issued in connection with the Arrangement.

Restricted Share Units

Pursuant to the Arrangement, the holders of the Old LAC RSUs exchanged each Old LAC RSU for one New LAC RSU and 0.87 of a new Lithium Argentina RSU. New LAC RSUs issued to holders of Old LAC RSU who serve as a director, employee or consultant of Lithium Argentina rather than New LAC upon the Separation vested immediately on closing of the Separation, while RSUs issued to those who serve New LAC are subject to the vesting conditions of the original Old LAC awards.

During the three months ended March 31, 2024, the Company granted 1,936 RSUs to its employees and consultants. The total estimated fair value of the RSUs was $9,337 (2023 - $3,588) based on the market value of the Company’s shares on the grant date. As at March 31, 2024, there was $4,239 (2023 - $3,173) of total unamortized compensation cost relating to unvested RSUs.

During the three months ended March 31, 2024, stock-based compensation expense related to RSUs of $914 was charged to operating expenses (2023 - $70) and $546 was capitalized to Thacker Pass project (2023 - $240). In Q1 2024, 642 RSUs were issued for 2023 annual bonuses and included in $3,070 of accrued liabilities at December 31, 2023.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs
RSUs issued on Separation	2,171
Converted into shares	(1,191)
Granted	670
Balance, RSUs outstanding as at December 31, 2023	1,650
Converted into common shares	(284)
Granted	1,936
Cancelled	(24)
Balance, RSUs outstanding as at March 31, 2024	3,278

Deferred Share Units

During the three months ended March 31, 2024, the Company granted 19 DSUs to its directors. The total estimated fair value of the DSUs was $128.

A summary of changes to the number of outstanding DSUs is as follows:

Number of DSUs
DSUs issued on Separation	225
Converted into common shares	(130)
Balance, DSUs outstanding as at December 31, 2023	95
Granted	19
Balance, DSUs outstanding as at March 31, 2024	114

Performance Share Units

During the three months ended March 31, 2024, the Company granted 442 PSUs to its employees. The total estimated fair value of the PSUs was $2,793 (2023 - $621) based on the fair value of the Company’s shares on the grant date. As at March 31, 2024, there was $4,238 (2023 – $724) of unamortized compensation costs relating to unvested PSUs. During the three months ended March 31, 2024, stock- based compensation expense related to PSUs of $320 was charged to operating expenses (2023 - $27) and $60 was capitalized to Thacker Pass project (2023 - $17).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs
PSUs issued on Separation	1,037
Converted into common shares	(409)
Balance, PSUs outstanding as at December 31, 2023	628
Granted	442
Converted into common shares	(89)
Balance, PSUs outstanding as at March 31, 2024	981

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
EARNINGS (LOSS) PER SHARE

The weighted average number of common shares outstanding used in the calculation of both basic and diluted earnings per share for periods prior to the Separation was derived from common shares issued as of the Separation date of October 3, 2023.

Loss per share for the three months ended March 31, 2023, which is presented on a “carve-out” basis has been calculated using the number of shares of New LAC that were issued and outstanding upon Separation on October 3, 2023.

14.
RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Transition Services Agreement

Upon closing of the Arrangement, the Company and Lithium Argentina entered into a Transition Services Agreement whereby each company provides various accounting, technical and other services, including managing settlement of employee equity awards, to each other for a defined period of time.

Compensation of Directors and Key Management

The following presentation of the remuneration of directors and key management personnel of the Company. Directors and key management differ for the periods before and after Separation. The amounts for the comparative period ended March 31, 2023 represent an allocation of the remuneration of those directors and key management personnel allocated to LAC North America prior to the Separation date of October 3, 2023. The amounts for the current period ended March 31, 2024 are the actual costs incurred by the Company for those directors and key management personnel for compensation earned at and incurred by the Company.

	Three Months Ended March 31,
	2024	2023
	$	$
Salaries, bonuses, benefits and directors' fees included in the Consolidated Statement of Comprehensive loss	942	568
Equity compensation	894	294
	1,836	862

Amounts due to directors and key management are as follows:

	March 31, 2024	December 31, 2023
	$	$
Total due to directors and key management	236	2,376

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.
GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses, which represent the activity of LAC North America for the comparative period ended March 31, 2023 and actual expenses for the current period ended March 31, 2024:

	Three months ended March 31,
	2024	2023
	$	$
Salaries, benefits and directors’ fees	2,540	912
Office and administration	488	328
Professional fees	690	57
Regulatory and filing fees	176	86
Travel	54	70
Investor and government relations	358	119
Depreciation	8	43
	4,314	1,615

16.
EXPLORATION AND EVALUATION EXPENDITURES

The following table summarizes the Company’s exploration and evaluation expenditures:

	Three months ended March 31,
	2024	2023
	$	$
Consulting and salaries	-	2,406
Engineering	-	782
Permitting and environmental	-	268
Field supplies and other	-	14
Depreciation	-	196
Drilling and geological expenses	-	98
	-	3,764

17.
TRANSACTIONS COSTS

The following table summarizes the Company’s transactions costs:

	Three months ended March 31,
	2024	2023
	$	$
DOE Loan due diligence costs	604	-
Other financing costs	261	-
Separation cost allocation	-	2,474
General Motors investment	-	1,554
	865	4,028

DOE Loan costs relate to due diligence costs to advance the DOE Loan. Other financing costs include legal and advisory fees related to financing activities. Separation costs are allocations of legal and professional fees from the former parent relating to the planning for, execution and closing of the Arrangement. General Motors investment includes transaction costs related to the derivative liability component of the Tranche 2 Investment.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

18.
FINANCE AND OTHER INCOME

The following table summarizes the Company’s finance and other income:

	Three months ended March 31,
	2024	2023
	$	$
Interest earned on cash deposits	2,094	-
Other	(185)	9
	1,909	9

19.
SEGMENTED INFORMATION

The Company operates in one operating segment. Thacker Pass was in the exploration and evaluation phase and was transferred to the development stage effective February 1, 2023. Substantially all the assets and the liabilities of the Company relate to Thacker Pass.

20.
SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended March 31,
	2024	2023
	$	$
Interest received on cash deposits	2,968	-
Interest paid	49	74

21.
FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the Statements of Financial Position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•
Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
•
Level 3 – Inputs for assets and liabilities that are not based on observable market data.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

21.
FINANCIAL INSTRUMENTS (continued)

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Common shares and preferred shares acquired as part of the GT1 and Ascend Elements investments respectively, and the GM Tranche 2 Agreements derivative are measured at fair value on the Statements of Financial Position on a recurring basis.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Common shares and preferred shares acquired as part of the GT1 and Ascend Elements investments respectively, and the GM Tranche 2 Agreements derivative are measured at fair value on the Statements of Financial Position on a recurring basis.

Cash and cash equivalents, and receivables, are measured at amortized cost on the Statements of Financial Position. As at March 31, 2024, the fair value of financial instruments measured at amortized cost approximates their carrying value. GT1 shares are classified at level 1 of the fair value hierarchy (see Note 7), the GM Tranche 2 Agreements derivative (see Note 10) is classified at level 2 of the fair value hierarchy and Ascend Elements preference shares are classified at level 3 of the fair value hierarchy (see Note 8).

The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks which the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and receivables. The Company’s maximum exposure to credit risk for cash and receivables is the amount disclosed in the Statements of Financial Position. Exposure to credit loss is limited by placing cash and cash equivalents (including the Tranche 1 Investment proceeds) primarily with one major Canadian bank, invested in US treasury bills and other short-term investments issued by the Canadian government or Canadian chartered banks. Expected credit losses estimated to be de minimis.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary. As at March 31, 2024, the Company had a cash and cash equivalents of $147,242 to settle current liabilities of $22,087. Current liabilities include the GM Tranche 2 Agreements derivative which will be settled in shares.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

21.
FINANCIAL INSTRUMENTS (continued)

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ended December 31,
	2024	2025	2026	2027 onwards	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	20,793	-	-	-	20,793
Obligations under office leases¹	647	565	712	-	1,924
Obligations under land leases¹	51	70	73	4,940	5,134
Other obligations¹	40	3,551	23	-	3,614
Total	21,531	4,186	808	4,940	31,465

1.
Include principal and interest/finance charges.

Foreign Currency Risk

The Company’s functional currency is the USD. The Company is exposed to foreign currency risk on expenditures incurred in Canadian dollars (“CAD”) which are primarily for corporate expenditures at the head office in Canada. As at March 31, 2024, the Company held $1.4 million in cash and cash equivalents denominated in CAD. Strengthening/(weakening) of a USD/CAD exchange rate by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $144 at March 31, 2024.

22.
SUBSEQUENT EVENT

On April 22, 2024, the Company completed an underwritten public offering (the “Offering”) of 55 million common shares (the "Common Shares") at a price of $5.00 per Common Share (the "Issue Price") for aggregate gross proceeds to the Company of $275 million or net proceeds of approximately $263 million. The Company intends to use the net proceeds from the Offering to advance construction and development of Thacker Pass.

The Company has granted the underwriters an option to purchase up to 8,250,000 additional Common Shares at the Issue Price, exercisable, in whole or in part, for up to 30 days after the closing of the Offering.